Product supplement CC	**Registration Statement No. 333-137902**
To prospectus dated October 10, 2006 and	**dated October 10, 2006**
prospectus supplement dated November 13, 2006	**Securities Act of 1933, Rule 424(b)(2)**



Deutsche Bank AG

Principal Protected Notes Linked to a Basket

General

- Deutsche Bank AG may offer and sell notes linked to a basket from time to time, which basket may include one or more indices, stocks, commodities, currencies or any combination thereof. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The notes are the senior unsecured obligations of Deutsche Bank AG.

- Payment on the notes is linked to an underlying basket as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the notes is not equivalent to investing in the basket or its components.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" in this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

July 2, 2007

SUMMARY TERMS

Basket

The underlying basket designated in the relevant pricing supplement (the "**Basket**") accompanying this product supplement. The individual components of the Basket, which may include one or more indices, stocks, commodities, currencies or any combination thereof (each, a "**Basket Component**") and the relevant weighting of each Basket Component will be set forth in the relevant pricing supplement.

Payment at Maturity

The amount you will receive at maturity is based on the value of the Final Basket Level relative to the Initial Basket Level (or the Strike Level, if applicable), which we may also refer as the Basket Return. The applicable pricing supplement will specify if the notes will pay any additional amount at the maturity (an "**Additional Amount"**).

If the Final Basket Level is greater than the Initial Basket Level (or the Strike Level, if applicable), you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the Basket Return *multiplied by* the Upside Participation Rate, subject, if applicable, to the Maximum Return on the notes. If applicable, the "**Maximum Return**" on the notes is a percentage of the principal amount which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the notes, the appreciation potential of the notes will be limited by the Maximum Return even if the Basket Return multiplied by the Participation Rate would yield a return that is greater than the Maximum Return. Subject to any applicable Maximum Return on the notes, your final payment per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Basket Return x Upside Participation Rate)

If the Final Basket Level is equal to the Initial Basket Level (or the Strike Level, if applicable), you will receive a cash payment of $1,000 per $1,000 note principal amount.

Unless otherwise specified in the relevant pricing supplement, if the Final Basket Level declines from the Initial Basket Level (or the Strike Level, if applicable), you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the absolute value of the Basket Return *multiplied by* the Downside Participation Rate, if applicable. Subject to any applicable Maximum Return, your final payment per $1,000 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

$1,000 + ($1,000 x |Basket Return| x Downside Participation Rate)

Participation Rate

"**Upside Participation Rate**" and/or "**Downside Participation Rate**", as specified in the relevant pricing supplement.

Other Terms

In each case, if applicable, the "**Maximum Return**", "**Additional Amount**" and "**Strike Level**" will be specified in the relevant pricing supplement.

Basket Return

Unless otherwise specified in the relevant pricing supplement:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level (or the Strike Level, if applicable)}}{\text{Initial Basket Level (or the Strike Level, if applicable)}}$$

Initial Basket Level

100, or such other level as specified in the relevant pricing supplement.

Final Basket Level

The level of the Basket calculated as specified in the relevant pricing supplement.

Strike Level

The relevant pricing supplement may specify Basket levels other than the Initial Basket Level to be used for calculating the Basket Return and the amount payable at maturity, if any. For example, the relevant pricing supplement may specify that a Strike Level equal to 95% of the Initial Basket Level shall be used to calculate the Basket Return.

Basket Valuation Date(s)

The Final Basket Level will be calculated on a single date, which we refer to as the "**Final Valuation Date**", or on several dates, each of which we refer to as an "**Averaging Date**", as specified in the relevant pricing supplement. We refer to such dates generally as Basket Valuation Dates in this product supplement. Any Basket Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes – Payment at Maturity."

Maturity Date

As specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes – Payment at Maturity."

TABLE OF CONTENTS

	Page
Summary Terms	PS-1
Description of Notes	PS-4
Risk Factors	PS-8
Certain U.S. Federal Income Tax Consequences	PS-15
Use of Proceeds; Hedging	PS-19
The Underlying Basket	PS-20
Terms of Notes	PS-21
Underwriting	PS-23

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we**," "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. Unless otherwise specified in the applicable supplement, the term "**note**" refers to each $1,000 principal amount of our Notes Linked to a Basket.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying Basket. The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

If specified in the applicable pricing supplement, the notes will pay an Additional Amount at the maturity of the notes as specified in the relevant pricing supplement.

The notes do not pay interest. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Basket calculated, unless specified in the applicable pricing supplement, in accordance with the formula set forth below and whether the notes have a Strike Level.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant pricing supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities—Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

Payment at Maturity

The Maturity Date for the notes will be set forth in the relevant pricing supplement and is subject to adjustment if such day is not a business day or if the Final Valuation Date is postponed as described below. We will specify if the notes pay an Additional Amount at maturity, and any other terms applicable to the notes in the relevant pricing supplement.

The amount you will receive at maturity is based on the value of the Final Basket Level relative to the Initial Basket Level (or the Strike Level, if applicable) and the Additional Amount, if any.

- If the Final Basket Level is greater than the Initial Basket Level (or the Strike Level, if applicable), you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the Basket Return *multiplied by* the Upside Participation Rate subject, if applicable, to the Maximum Return on the notes. If applicable, the "**Maximum Return**" on the notes is a percentage which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the notes, the appreciation potential of the notes will be limited to the Maximum Return even if the Basket Return multiplied by the Participation Rate is greater than the Maximum Return. Subject to any applicable Maximum Return, your final payment per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + (\$1,000 \text{ x Basket Return x Upside Participation Rate})$$

- If the Final Basket Level is equal to the Initial Basket Level (or the Strike Level, if applicable), you will receive a cash payment of $1,000 per $1,000 note principal amount.

- Unless otherwise specified in the relevant pricing supplement, if the Final Basket Level declines from the Initial Basket Level (or the Strike Level, if applicable), you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the absolute value of the Basket Return *multiplied by* the Downside Participation Rate, if applicable. Subject to any applicable Maximum Return, your final payment per $1,000 note principal amount will be calculated, unless otherwise specified in the relevant pricing supplement, as follows:

$$\$1,000 + (\$1,000 \text{ x } |\text{ Basket Return }| \text{ x Downside Participation Rate})$$

Unless otherwise specified in the relevant pricing supplement, the "**Basket Return**," as calculated by the calculation agent, is the percentage change in the closing level of the Basket calculated by comparing the Basket closing level on the Final Valuation Date, or the arithmetic average of the Basket closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement (the "**Final Basket Level**"), to the Basket closing level on the trade date (the "**Initial Basket Level**") or to a percentage of the Initial Basket Level (the "**Strike Level**"). The relevant pricing supplement will specify the Initial Basket Level and the manner in which the Final Basket Level is determined. The Basket Return, unless otherwise specified in the relevant pricing supplement, is calculated as follows:

$$\text{Basket Return} = \frac{\text{Final Basket Level} - \text{Initial Basket Level (or the Strike Level, if applicable)}}{\text{Initial Basket Level (or the Strike Level, if applicable)}}$$

The "**Participation Rate**", including any applicable "**Upside Participation Rate**" and/or "**Downside Participation Rate**", will be as specified in the relevant pricing supplement. In each case, if applicable, the "**Maximum Return**", "**Strike Level**," and "**Additional Amount**" will be set forth in the relevant pricing supplement.

The "**Basket closing level**" on any trading day will be based on the return of each of the Basket Components, weighted according to its respective weight in the Basket, as set forth in the relevant pricing supplement.

A "**trading day**" is, unless otherwise specified in the relevant pricing supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchanges for the Basket.

The "**relevant exchange**" is, unless otherwise specified in the relevant pricing supplement, the primary organized exchange or market of trading for any of the Basket Components or any futures or options contract related to the Basket Components, as applicable.

The Basket Valuation Date(s), which will be either a single date, which we refer to as the Final Valuation Date, or several dates, each of which we refer to as an Averaging Date, will be specified in the relevant pricing supplement, and any such date is subject to adjustment as described below. If a Basket Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Basket Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or is continuing; *provided,* that the Basket closing level for a Basket Valuation Date will not be determined on a date later than the tenth scheduled trading day after the Final Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Basket closing level for the Basket Valuation Date on such date in accordance with the formula for and method of calculating the Basket closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day of each component most recently underlying the relevant Basket. Notwithstanding the foregoing, with respect to notes with a maturity of not more than one year, no Basket Valuation Date, as postponed, shall produce a Maturity Date more than one year (counting for this purpose the issue date but not the Maturity Date) after the issue date (the last date that could serve as the final Basket Valuation Date without causing the Maturity Date to be more than one year after the issue date, the "Final Disrupted Valuation Date").

If the Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, unless otherwise specified in the relevant pricing supplement, the calculation agent will determine the Basket closing level on such Final Disrupted Valuation Date in accordance with the formula for and method of calculating such Basket closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Valuation Date.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date generally will be the next succeeding business day following such scheduled Maturity Date, unless otherwise specified in the relevant pricing supplement. If, due to a market

disruption event or otherwise, the Final Valuation Date is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date generally will be the third business day following such Final Valuation Date, as postponed. Notwithstanding the foregoing, **in the case of notes with a maturity of not more than one year, the Maturity Date shall in no event occur more than one year from the issue date,** unless otherwise specified in the relevant pricing supplement. We will describe market disruption events in the relevant pricing supplement.

We will irrevocably deposit with The Depository Trust Company ("**DTC**") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

RISK FACTORS

*Your investment in the notes will involve certain risks. The notes do not pay interest. Investing in the notes is not equivalent to investing directly in the Basket, or any Basket Components. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, the prospectus and the relevant pricing supplement, before you decide that an investment in the notes is suitable for you.***

The notes do not pay interest.

The notes do not pay interest. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. The return at maturity of the principal amount of your notes, any return thereon and the Additional Amount, if any, may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time incurred during the term of the notes.

The notes may not pay more than the principal amount.

You may receive a lower payment at maturity than you would have received if you had invested in the Basket, the components underlying the Basket or contracts related to the Basket Components. If the Final Basket level is the same as the Initial Basket Level you may receive only your principal amount at maturity.

The appreciation potential of the notes is limited to the Maximum Return, if applicable.

If the notes are subject to a Maximum Return, the appreciation potential of the notes is limited to the Maximum Return. Any applicable Maximum Return will be a percentage which we will determine on the trade date and which will be set forth in the relevant pricing supplement. Accordingly, if the relevant pricing supplement specifies a Maximum Return for the notes, the appreciation potential of the notes will be limited to that Maximum Return even if the Basket Return multiplied by the Upside Participation Rate is greater than that Maximum Return.

Your return on the notes, if any, generally will not reflect any payments made with respect to any component that may underlie the Basket Components.

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the components that underlie the Basket and received any payments made with respect to such components. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Final Basket Level.

Secondary trading may be limited.

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The Final Basket Level may differ from the Basket closing level on the Maturity Date of the notes or at other times during the term of the notes in a manner that adversely affects the payment you receive on the notes.

Because the Final Basket Level may be calculated based on the Basket closing level on one or more Basket Valuation Dates during the term of the notes, the Basket closing level on the Maturity Date or at various other times during the term of the notes, including dates near the Basket Valuation Date(s), could differ from the Final Basket Level. This difference could be particularly large if there is a significant increase in the level of the Basket before and/or after the Final Valuation Date or if there is significant volatility in the Basket closing level during the term of the notes (especially on dates near the Basket Valuation Date(s)). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Components, or contracts relating to the Basket Components for which there is an active secondary market. It is also possible that the value of one or more of the Basket Components may increase while the market value of the notes declines because the market value of the notes will not be influenced solely by the changes in the levels of the Basket Components.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Basket has appreciated since the trade date. The potential returns described in the relevant pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The notes are intended to be held to maturity. Your principal is protected only if you hold your notes to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your notes if you hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold. You should be willing to hold your notes to maturity.

The Basket Components may not be equally weighted.

Your notes will be linked to a Basket composed of more than one component, each of which may have a different weight in determining the value of the Basket, depending on the

component weightings specified in the relevant pricing supplement. For example, for a Basket composed of four components, the relevant pricing supplement may specify that the weighting of the four components will be as follows: 18%, 20%, 33%, and 29%. One consequence of such an unequal weighting of the Basket Components is that the same percentage change in two of the Basket Components may have a different effect on the Basket closing level.

Changes in the value of the Basket Components may offset each other.

Price movements in the Basket Components may not correlate with each other. At a time when the value of some of the Basket Components increases, the value of other Basket Components may not increase as much or may decline. Therefore, in calculating the Final Basket Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Components, particularly if the Basket Components that appreciate are of relatively low weight in the Basket. For example, for an equally weighted Basket composed of two components, a 10% appreciation in one component on any Basket Valuation Date would be completely offset by a 10% decline in the other component on such Basket Valuation Date. Similarly, for a Basket composed of four unequally weighted components, an 8% depreciation in a component that comprises 1/2 of the Basket outweighs a 5% appreciation in each of the remaining Basket Components comprising 1/6 of the Basket each.

The Basket Return for the notes will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect any of the Basket Components whose underlying components are traded in currencies other than the U.S. dollar.

Although the components underlying the Basket may be traded in, or their closing prices may be converted into, currencies other than U.S. dollars, the notes, which are linked to the Basket Components, are denominated in U.S. dollars, and the amount payable on the notes at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and any of the currencies in which the components underlying any such Basket are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Basket Return for the notes. The amount we pay in respect of the notes on the maturity date will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

The notes may be subject to currency exchange risk.

Because the prices of the components underlying the Basket may be converted by the sponsors of such Basket Components (the "**Sponsors**") into U.S. dollars or a currency other than U.S. dollars for the purposes of calculating the value of such Basket Components, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in any such Basket Component. An investor's net exposure will depend on the extent to which the currencies of the components underlying any such Basket strengthen or weaken against the U.S. dollar or such other currency. If, taking into account such weighting, the U.S. dollar or such other currency strengthens against the respective component currencies, the value of any such Basket Components may be adversely affected, and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:
- existing and expected rates of inflation;
- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries, the United States and other countries important to international trade and finance.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the levels of the Basket Components on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the levels of the Basket Components. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Basket Components;

- the time to maturity of the notes;

- the market price and dividend rate, if applicable, on the components underlying the Basket;

- interest and yield rates in the market generally and in the markets of the components underlying the Basket;

- economic, financial, political, regulatory or judicial events that affect the components underlying the Basket or financial markets generally and that may affect the Basket closing level on any Basket Valuation Date;

- the exchange rate and the volatility of the exchange rate of the U.S. dollar and any other currencies relevant to the Basket Components;

- supply and demand for the notes; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

No one can predict the future performance of the Basket Components based on their historical performance.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant pricing supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all,

will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates as a result of such compensation or other transaction costs.

The Sponsors may adjust the relevant Basket Components in ways that affect their levels, and the Sponsors have no obligation to consider your interests.

The Sponsors are responsible for calculating and maintaining the relevant Basket Components. The Sponsors can add, delete or substitute the components underlying the relevant Basket Components or make other methodological changes that could change the level of the relevant Basket Components. A newly added component may perform significantly better or worse than the component it replaces. Additionally, the Sponsors may alter, discontinue or suspend calculation or dissemination of the Basket Components. Any of these actions could adversely affect the value of the notes. The Sponsors have no obligation to consider your interests in calculating or revising the Basket Components.

We do not control the Basket Components.

Except as we may otherwise describe in the relevant pricing supplement, we will not be affiliated with the Sponsor or any of the components underlying the Basket. As a result, we will have no ability to control the actions of the Sponsor or such components, including actions that could affect the value of the components underlying the Basket or your notes. Except as otherwise described in the relevant pricing supplement, none of the money you pay us will go to the Sponsor or any of the Basket Components and neither the Sponsor nor any such components will be involved in the offering of the notes in any way. The Sponsors will not have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

As a holder of the notes, you will not have voting rights or rights to receive any payments with respect to the components of the Basket that holders of the components underlying the Basket would have.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

Deutsche Bank AG and other affiliates of ours may trade the components underlying the Basket and other financial instruments related to the Basket Components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Basket Components. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the levels of the Basket Components and, accordingly, could affect the value of the notes and the amount, if any, payable to you at maturity.

We or our affiliates may also act as Sponsor. In this role, we or our affiliates may exercise discretion, as in rebalancing the Basket Component during the term of the notes

In the case of a Basket with stock components, we or our affiliates may currently or from time to time engage in business with companies whose stocks are included in a Basket, including extending loans to, making equity investments in, or providing advisory services to,

them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stocks are included in a Basket. Any prospective purchaser of notes should undertake such independent investigation of each company whose stock is included in the Basket Components as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the levels of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We and our affiliates are active participants in many markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more transactions. Our trading activities may have a material adverse effect on prices and consequently have a negative impact on any Basket Component.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market price of the components underlying Basket and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Basket Level, the Final Basket Level, the Basket Component closing levels, the Basket Return and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether any of the Basket Components have been discontinued and whether there has been a material change in the method of calculation of any of the Basket Components. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Basket Closing Level or the Basket Return on any Basket Valuation Date and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Basket Valuation Dates and the Maturity Date will be postponed and your return will be adversely affected.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered

in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year, unless otherwise indicated in the relevant pricing supplement, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, though we will not make any payment with respect to the notes until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt obligations for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year (including the last possible date that the notes could be outstanding), unless otherwise indicated in the relevant pricing supplement, the notes will be treated as "short-term debt obligations" for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "**IRS**"). As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes to holders who purchase the notes at the "issue price" and will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, commodities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, or United States holders (as defined below) who have a "functional currency" other than the U.S. dollar.

In addition, in the case of a Basket including the stock of one or more entities, we will not attempt to ascertain whether any entity in the Basket would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If one or more entities in the Basket were so treated, certain adverse U.S. federal income tax consequences might apply, to a United States holder in the case of a PFIC and to a non-United States holder in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC or other governmental authority by such components and consult your tax adviser regarding the possible consequences to you if such a component is or becomes a PFIC or a USRPHC.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the notes. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes With a Term of Not More Than One Year

The following discussion applies only to notes with a term of not more than one year (including the last possible date that the notes could be outstanding).

Unless otherwise provided in the relevant pricing supplement, the notes will be treated as short-term debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling will be requested from the IRS. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain.

If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange, although you may elect to do so. If you are an accrual-method holder (or a cash-method holder who elects to accrue interest income on the notes currently), you will be required to accrue such income on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. However, because the amount due on a note at maturity in excess of its face amount is uncertain (except to the extent of any Additional Amount), it is not clear how such accruals should be determined. You should consult with your tax adviser regarding the determination of the amount of any interest accruals. Any interest accruals included in income with respect to the notes will increase your adjusted basis in the notes and affect the amount of gain or loss recognized by you on the sale, exchange or retirement of the notes.

Upon maturity of the notes, the excess of the proceeds received over your adjusted basis in the notes will be treated as ordinary interest income. Upon a sale or exchange of a note, you will recognize gain or loss in an amount equal to the difference between the amount received upon such sale or exchange and your adjusted basis in the notes. It is likely that all or a portion of any gain would be treated as ordinary interest income. The amount of any loss will be treated as a capital loss (which is subject to limitations). You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of the notes.

In addition, a cash-method holder who does not make the election to accrue interest currently may be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the notes.

Notes With a Term of More Than One Year

The following discussion applies only to notes with a term of more than one year. Unless otherwise provided in the relevant pricing supplement, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes.

In general, the notes will be subject to the original issue discount ("**OID**") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below. We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a payment or series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us in determining your interest accruals and any adjustments thereto in respect of the notes, unless you timely disclose the use of other estimates to the IRS.

Unless otherwise specified in the relevant pricing supplement, you may obtain the comparable yield and the projected payment schedule by submitting a written request to our

representative, whose name or title and address and/or telephone number we will provide in the relevant pricing supplement. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

Accordingly, subject to a sale, exchange or retirement of the notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Maturity Date of the notes, that equals:

> the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

> *divided by* the number of days in the accrual period; and

> *multiplied* by the number of days during the accrual period that you held the notes.

For U.S. federal income tax purposes, the "adjusted issue price" of a note is its issue price increased by any interest income previously accrued.

Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield.

Upon a sale, exchange or retirement of a note, you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note. You generally will treat any gain as interest income and any loss first as ordinary loss, to the extent of previous interest inclusions, and then as a capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the amount of the contingent payment on the notes becomes fixed within the meaning of the applicable Treasury regulations. Under these rules, you would be required to account for the difference between the originally projected payment at maturity and the fixed payment in a reasonable manner over the period to which the difference relates. In addition, you may be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes also may be affected. You should consult your tax adviser concerning the application of these rules.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a "non-United States holder" of notes. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of notes who is: (i) a non-resident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

There will be no withholding tax on interest on the notes, provided that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements.

Any gain realized on the sale or exchange of a note will be exempt from U.S. federal withholding tax, but may be subject to U.S. federal income tax if you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met or if such gain is effectively connected with your conduct of a U.S. trade or business, as discussed below. A non-United States holder who is present in the United States for 183 days or more in the taxable year of disposition is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of a note.

If you are engaged in a trade or business in the United States and if income or gain from the notes is effectively connected with your conduct of that trade or business, you generally will be subject to regular U.S. federal income tax on such income or gain in the same manner as if you were a United States holder. In lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Interest paid on the notes and the proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation), and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a United States holder) or meet certain other conditions. If you are a non-United States holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Basket Components, or instruments whose value is derived from the Basket Components. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could potentially increase the levels of the Basket Components as well as the Initial Basket Level, and, therefore, effectively establish a higher level that the Basket Components must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Basket Components, or instruments whose value is derived from the Basket Components. Although we have no reason to believe that any of these activities will have a material impact on the levels of the Basket Components or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE UNDERLYING BASKET

The underlying Basket and Basket Components to which payment on the notes will be linked, along with the method of calculating payments on the notes in the event that one or more of the underlying Basket Components is discontinued and applicable market disruption events, will be described in the relevant pricing supplement.

TERMS OF NOTES

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Basket Level, the Strike Level, if applicable, the Basket closing level on each Basket Valuation Date, the Final Basket Level, the Basket Return and the payment at maturity, if any, on the notes. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of any of the Basket Components and whether there has been a material change in the method of calculating any of the Basket Components. All determinations made by the calculation agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Initial Basket Level, the Final Basket Level, the Basket Return or any Basket closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.,* 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 note principal amount upon any acceleration of the notes shall be determined by the calculation agent and shall be an amount in cash equal to the amount payable at maturity per $1,000 note principal amount as described under the caption "Description of Notes—Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the notes have more than one Basket Valuation Date, then the business days immediately preceding the date of acceleration (in such number equal to the number of Basket Valuation Dates in excess of one) shall be the corresponding Basket Valuation Dates.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities—Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Discharge and Defeasance" are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance—The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes—Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with

any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.